Corporate Code of Conduct for CryoPort Systems, Inc.

A Message from the Chief Executive Officer

To our Employees:

A reputation for acting with integrity and fairness is one of our company's most valuable assets. Maintaining this reputation is one of the values that are a foundation of our company. For this reason, the company has established a Corporate Code of Conduct which requires us to conduct our business consistent with our values and in accordance with applicable laws. It sets forth guidelines to govern the way we operate and to help us exercise the highest degree of honesty and integrity in our corporate dealings with others. Doing the right thing begins with basic honesty and integrity. More than ever, it also depends on our good judgment and sensitivity to the way others see us and how they may interpret our actions. Each of us is responsible for our company's reputation. I am confident that you will join me in maintaining the honesty and integrity in our business so that our company is always and industry leader and a place where we are proud to work.

Peter Berry
Chief Executive Officer

Overview

It is essential that in all contacts made by company employees with customers, shareholders, suppliers, governmental officials, fellow employees and the general public, that the highest standards of conduct be observed. To further this objective, CryoPort Systems, Inc. (the "Company") has put together this Code of conduct to be used in conducting the business affairs of the Company. If you have questions, comments or are aware of possible violations, please contact:

Peter Berry
Chief Executive Officer
CryoPort Systems, Inc.
451 Atlas Street
Brea, CA 92821
714-256-6100

CryoPort Systems, Inc. reserves the right to amend, alter or terminate these policies at any time for any reason and without notice.

Application of the Code of Conduct

It is the policy of the Company to comply with all applicable law; to act fairly, impartially, and in an ethical and proper manner. We expect our employees to do the same. Knowing and intentional violations of these policies may result in disciplinary action, up to and including

termination of employment. We encourage you to ask questions, seek guidance, and express concerns you may have. When in doubt, ask yourself: Will my action inspire trust? Is my action legal? If legal, is it also ethical? Are my actions honest in every respect? Is anyone's life, health or safety endangered by this action? Can I defend this action with a clear conscience before my supervisor, fellow employees, and the general public? Would my supervisor act this way? Would it be helpful to ask my supervisor about this matter before I act? Would I be proud to read my action in the newspaper?

Code of Conduct

CryoPort Systems, Inc. is committed to promoting integrity and maintaining the highest standard of ethical conduct in all of our activities. Our business success is dependent on trusting relationships, which are built on the foundation of integrity. Our reputation is founded on the personal integrity of the company's personnel and our dedication to:

- Honesty in communications, both within the company and with our suppliers and customers;
- Maintaining and protecting the company's and our customers' confidential information and trade secrets;
- Providing first-class quality service to our customers;
- Responsibility for our words and actions;
- Compassion in our relationships with our employees and the communities affected by our business;
- Fairness to our fellow employees, customers and supplier through compliance with all applicable laws and regulations; and
- Respect for our fellow employees, customers and suppliers while showing willingness to solicit their opinions and value their feedback.

Confidential Information

CryoPort Systems, Inc.'s confidential proprietary information is an important asset in the operation of its business and prohibits the unauthorized use of disclosure of this information. Our customers often entrust their confidential data to us and employees are prohibited from using or disclosing this information. CryoPort Systems, Inc. also requires its employees to fully comply with both the spirit and letter of U.S. and foreign laws and regulations governing the disclosure of proprietary information. Our success is dependent upon strict adherence by employees to this policy and all applicable standards and procedures.

To protect confidential information, it is company policy:

- Confidential information of the company or any customer should be disclosed within the company only on a need-to-know basis;
- Confidential information of the company or any customer (paper or electronic) must be marked in accordance with such instructions or other designations as may be required by the company or a customer from time to time;
- Confidential information of the company should be disclosed outside the company only

when required by law or when necessary to further the company's business activities and in accordance with the company's disclosure guidelines.

Competitive Information

Collecting information on our competitors from legitimate sources to evaluate the relative merits of their products, services, and marketing methods is a necessary part of business life. But there are limits t the ways this information should be acquired. Illegal practices, such as industrial espionage and stealing, are absolutely prohibited. It is also prohibited to seek confidential information in any manner which violates any contractual obligation or commitment. Any form of questionable intelligence gathering is strictly against company policy.

Conflicts of Interest

CryoPort Systems, Inc. employees have an obligation t give their complete loyalty to the best interests of the Company. They should avoid any action which may involve, or may appear to involve a conflict of interest with the company. Employees should not have any financial or other business relationships with suppliers, customers or competitors that might impair, or even appear to impair, the independence of any judgment they may need to make on behalf of the Company. Solicitation of vendors or employees for gifts or business favors is prohibited. Therefore, it is company policy that, without full disclosure to, and prior approval of, the Company's Board of Directors, employee may not:

- perform services for or have a financial interest in a private company that is, or may become a supplier, customer, or competitor of the company;
- perform services for or have a material interest (more than 5% net worth) in a publicly traded company, that is, or may become, a supplier, customer or competitor of the company; or
- perform outside work or otherwise engage in any outside activity or enterprise that may interfere in any way with job performance or create a conflict with the company's best interest.

Employees are under a continuing obligation to disclose to their supervisors and situation that presents the possibility of a conflict of interest between the employee and the Company. Disclosure of any potential conflict is the key to remaining in full compliance with this policy.

Customer, Supplier, and Competitor Relations

It is company policy to treat customers, business allies and suppliers fairly and not to engage in anticompetitive practices that unlawfully restrict the free market economy.

Bribes

CryoPort Systems, Inc.'s objective is to compete in the marketplace on the basis of superior products, services and competitive prices. No payment in any form shall be made directly or

indirectly to anyone for the purpose of obtaining or retaining business, or to obtain any other favorable action. A violation of this policy may subject the employee to disciplinary action as well as potential criminal prosecution.

Gifts

No gifts should be accepted from a supplier, vendor or customer unless the gift has insubstantial value and refusal to accept it would be discourteous or otherwise harmful to the company. Employees must receive approval from their supervisors before they accept any gift having a value over $25.00. This applies equally to giving gifts to suppliers, customers or vendors.

Entertainment

Appropriate business entertainment of non-government employees occurring in connection with business discussions or the development of business relationships is generally deemed appropriate in the conduct of official business. This may include business-related meals and trips, refreshments before or after a business meeting, and occasional athletic, theatrical or cultural events. Entertainment in any form that would likely result in a feeling or expectation of personal obligation should not be extended or accepted. This applies equally to giving or receiving entertainment.

Government Representatives

What is acceptable practice in the commercial business environment may be against the law or the policies of federal, state or local governments. Therefore, no gifts or business entertainment of any kind may be given to any government employee without prior approval of the company's General Counsel, except for items of nominal value (i.e. pens, coffee mugs, etc.).

Agreements with Competitors

Formal or informal agreements with competitors that seek to limit or restrict competition in some way are often illegal. Unlawful agreements include those which seek to fix or control prices; allocate products, markets or territories; or boycott certain customers or suppliers. To ensure compliance with antitrust law, discussions with competitors regarding any of these potential agreements is a violation of company policy and may be subject the employee to disciplinary action as well as the potential for criminal prosecution.

Delegation of Authority

Only employees who are specifically authorized by the Company's Board of Directors or Bylaws may commit the Company to others. A "commitment" includes the execution of any written agreement, the making of any oral agreement, or any other undertaking that obligates or binds the Company in any respect, whether or not it involves the payment of money. Employees must never execute a document or otherwise commit the Company unless they have clear authority to

do so. They should check with their supervisor to determine what authority limits have been delegated to them. Failure to follow this policy may subject the employee to disciplinary action.

Employee Relations

It is the policy of CryoPort Systems, Inc. that all employees and supervisors, regardless of level, should strive to meet the following objectives:

- Respect each employee, worker and representative of customers, suppliers and contracts as an individual, showing courtesy and consideration and fostering personal dignity;
- Make a commitment to and demonstrate equal treatment of all employees, workers, customers, suppliers and contractors without regard of race, color, gender, religion, age, national origin, citizenship status, veteran status, sexual orientation or disability;
- Provide employment opportunities to qualified individuals with disabilities and veterans;
- Encourage employees to voice their opinions freely about the policies and practices of the company by communicating and practicing and open door policy;
- Provide a workplace free of harassment on the basis of race, color, gender, religion, age, national origin, citizenship status, veteran status, sexual orientation or disability;
- Keep employees generally informed of the policies, plans and progress of the company through regular communications;
- Afford employees a reasonable opportunity, consistent with the needs of the company, for training to become better skilled in their jobs;
- Encourage promotion from within, consistent with the needs of the company, whenever qualified employees are available;
- Provide and maintain a safe, healthy and orderly workplace; and
- Assure uniformly fair compensation and benefit practices that will attract, reward and retain quality employees.

Equal Employment Opportunity

It is the policy of CryoPort Systems, Inc. to ensure equal treatment for all employees and applicants, regardless of race, color religion, national origin, age, sex, sexual orientation, or mental/physical capacity. This policy applies to all company activities, including, but not limited to, recruiting, hiring, training, transfers, promotions and benefits.

Non-Harassment and Sexual Harassment

It is company policy to provide a workplace free from tensions involving matters that do not relate to the company's business. In particular, and atmosphere of tension created by ethnic, racial, sexual or religious remarks, unwelcome sexual advances, or requests for sexual favors, will not be tolerated. Harassment of employees, applicants, customers, contractors or suppliers by other employees is a violation of company policy. Harassment includes, without limitation, verbal harassment (epithets, derogatory statements, and slurs), physical harassment (hitting, pushing or other aggressive physical contact) and visual harassment (posters, cartoons, or

drawings). Harassment may be unlawful and is prohibited whether it occurs in the workplace, at customer or vender sites, or at other employment related events or activities. Unlawful sexual harassment is defined as unwelcome sexual advances, requests for sexual favors, and verbal or physical conduct of a sexual nature (1) when submission to or rejection of such conduct is made either explicitly or implicitly a term or condition of employment; (2) or is used as a basis of employment decisions; or (3) when such conduct has the purpose or effect of unreasonably interfering with an individual's work performance by creating an intimidating, hostile, humiliating or sexually offensive work environment.

While it is not possible to provide an exhaustive list of conduct that violates the Company's sexual harassment policy, what follows are examples of conduct which may constitute policy violations, regardless of intent: Sexual advances, requests for sexual favors, the exchange of sexual favors for actual or promised job benefit or salary enhancement, use of sexual epithets, inappropriate references to male or female anatomy, written or verbal references to sexual conduct, gossip regarding one's sexual activities or prowess, repeated requests for dates, leering, whistling or touching, inquires or comments about another's sex life, assault or coerced sexual activity, displaying sexually suggestive objects, pictures or cartoons or telling sexual jokes.

Employees who observe, learn or, or are subject to harassment, are responsible to immediately report the conduct to their human resources representative or the Board of Directors for prompt investigation. Investigations will be conducted in as discrete and as confidential a manner as is practicable. Retaliation against individuals who report such violations of policy, or against those who provide information in an investigation of such violations, is also a violation of policy. The company will act promptly and vigorously to take corrective action and appropriate discipline with respect to any harassment or retaliation, up to and including termination of offending individuals.

Environmental Compliance

CryoPort Systems, Inc. is committed to conducting its business in compliance with all applicable environmental and workplace laws and regulations in a manner that has the highest regard for the safety and well-being of its employees and the general public. Therefore, the Company expects all employees to do their utmost to abide by the letter and spirit of these laws and regulations. These laws and regulations must be strictly followed. Employees with questions regarding the requirements that apply to their work area should contract their supervisor.

Insider Trading

Each employee receives a copy the company's insider trading policy upon commencement of employment. A copy of this policy is attached as an addendum to this Code of Conduct and is made a part hereof.

Regulation FD

The company has adopted a policy to comply with Regulation FD of the Securities and Exchange Commission. A copy of this policy is attached as an addendum to this Code of Conduct and is made a part hereof.

Political Activity and Contributions

It is company policy that, without express prior approval of the Board of Directors, no corporate funds may be used to make a political contribution of any kind to any candidate or political party. This prohibition covers not only direct contributions but also indirect assistance or support of candidates or political parties through the purchase of tickets to special dinners or fund-raising events, and the furnishing of any other goods, services or equipment to political parties or committees. However, the policy does not prohibit the formation of a Political Action Committee sponsored by the company to the extent that federal and state law permits. Political contributions or activities by individuals on their own behalf are, of course, permissible. No person may be reimbursed direct or indirectly by the company for any political contribution or the cost of attending any political event.

Record Management

The Accounting Department has company wide responsibility for developing, administering and coordinating the record management program and issuing retention guidelines for specific types of documents. Records should be maintained to comply with applicable statutory, regulatory or contractual requirements, as well as those pursuant to prudent business practices. Employees can conduct the Accounting Department for specific Information on record retention.

Recording Transactions

CryoPort Systems, Inc. shall make and keep books, invoices, records and accounts that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company. Each employee shall maintain accurate and fair records of transactions, time reports, expense accounts, and other company records. The company shall devise and maintain a system of internal controls sufficient to provide reasonable assurances that transactions are properly authorized, executed, and recorded.

Company Records

All company books, records, accounts, funds and assets must be maintained to reflect fairly and accurately the underlying transactions and disposition of company business in reasonable detail. No entries will be made that intentionally conceal or disguise the true nature of any company transaction. In this respect, the following guidelines must be followed:

- No undisclosed, unrecorded, or "offbook" funds or assets should be established for any purpose;

- No false or fictitious invoices should be paid or created:
- No false or artificial entries should be made or misleading reports issued; and
- Assets and liabilities of the company shall be recognized and stated in accordance with the company's standard practices and GAAP.

If an employee believes that the company's books and records are not being maintained in accordance with these requirements, the employee should report the matter directly to their supervisor or the company's Chief Financial Officer or equivalent.

Reporting Violations of Company Policy

There are no easy answers to many ethical issues we face in our daily business activities. In some cases the right thing to do will be obvious, but in other more complex situations, it may be difficult for an employee to decide what do. When an employee is faced with a tough ethical decision of whenever they have any doubts as to the right thing to do, they should talk to someone else such as their supervisor, another manager, or the Chief Executive Officer.

CryoPort Systems, Inc. will not permit any form of retribution against any person, who, in good faith, reports known or suspected violations of company policy.

Use of Company Assets

CryoPort Systems, Inc. assets are to be used only for the legitimate business purposes of the company and it subsidiaries and only by authorized employees or their designees. This includes both tangible and intangible assets. Some examples of tangible assets include company vehicles and office equipment, such as phones, copiers, computers, furniture and supplies.

CryoPort Systems, Inc.'s electronic mail (e-mail) system should be restricted primarily to company business. Highly confidential information should be handled appropriately. The Company reserves the right at any time to monitor and inspect without notice, all electronic communications data and information transmitted on the network and electronic files located on personal computers owned by the company or computers on the premises used in company business.

Third party software is provided as a productivity tool for employees to perform their job functions. Please note that, just because third party product or utility software is located on a corporate utility server, it does not necessarily mean that it is licensed for use as a stand-alone software product. Employees may be liable as individuals for illegal software use. To the extent permitted under applicable law, employees, contractors and temporary employees shall assign to the Company any invention, work of authorship, composition or other form of intellectual property created during the period of employment. Each employee shall execute an Assignment of Inventions and Confidentiality Agreement prior to commencing work for CryoPort Systems, Inc.

CRYOPORT INC.
Statement of Policy Regarding Securities Trades by Personal of the Company

Background

It should be understood by all employees, laws and regulations regarding insider trading are applicable to securities of public companies. These laws are important to maintain confidence in the marketplace and in our Company. Since the mid-1980's the Securities and Exchange Commission ("SEC") and the various U.S. Attorneys have been vigorously pursuing violations of federal insider trading laws. To date, these efforts have concentrated primarily on individuals directly involved in trading abuses. In 1988, however, in order to further deter insider trading violations, Congress expanded the authority of the SEC and the Justice Department by adopting the Insider Trading and Securities Fraud Enforcement Act (the "Insider Trading Act"). In addition to increasing the penalties for insider trading, this statute puts the onus on companies and possibly other "controlling persons" for violations by company personnel.

Although the Insider Trading Act was aimed primarily at the securities industry, the law also applies to companies in other industries. Since the completion of the reverse merger of CryoPort Systems, Inc., (the "Company") the Company's common stock has been publicly traded. As a result, the company must take active steps to adopt preventive policies and procedures covering securities trades by personnel of the Company and its subsidiaries.

In addition to responding to the Insider Trading Act, we are adopting this Policy Statement to avoid the appearance of improper conduct on the part of anyone employed by or associated with the Company (not jus so-called "insiders"). The Company management does this to protect the integrity and ethical conduct established by years of hard work by all employees of the Company.

The Consequences

As a result of the Insider Trading Act, Sarbarnes-Oxely Act, and other recent changes to the federal securities laws, the consequences of insider trading violations can be staggering:

For individuals who trade on insider information (or tip information to others):

- A civil penalty of up to three times the profit gained or loss avoided;
- A criminal fine (no matter how small the profit) of up to $1 million; and
- A jail term of up to ten years.

For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:

- A civil penalty of the greater of $1 million or three times the profit gained or loss

avoided as a result of the employee's violation; and
- A criminal penalty of up to $2.5 million.

Moreover, if an employee violates this Policy Statement or procedures relating to this Policy Statement, sanctions, including dismissal for cause, could result. Needless to say, any of the above consequences, even SEC investigation that does not result in prosecution, can tarnish one's reputation and irreparably damage a career.

Our Policy

If a director, officer or any employee of the Company has material non-public information relating to the Company, it is our policy that neither that person nor any related person may buy or sell securities of the Company or engage in any other action to take advantage of, or pass on to others, that information. This policy also applies to information relating to any other company, including our customers or suppliers, obtained in the course of employment or a director's service as such.

- ***Material information.*** "Material information" is any information that a reasonable investor would consider important in a decision to buy, hold or sell stock. In short, any information that could reasonably affect the price of the stock.
- ***Examples.*** Common examples of information that will frequently be regarded as material are: financial results which have not been disclosed t the public, projections of future earnings or losses; news of a pending or proposed merger, acquisition or tender offer; news of a significant sale of assets or the disposition of a subsidiary; changes in dividend policies or the declaration of a stock split or the offering of additional securities; changes in management; significant new products or programs; and the gain or loss of a substantial customer or supplier.
- ***20-20 Hindsight.*** Remember, if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how regulators and others might view your transaction in hindsight.
- ***Transactions by Family Members.*** The very same restrictions described above apply to your family members and anyone else living in your household. Directors, officers and employees are expected to be responsible for compliance with the policy by members of their family and household.
- ***Tipping Information to Others.*** Whether the information is proprietary information about the Company or other information that could have an impact on the Company stock price, directors, officers and employees must not pass the information on to others. The above penalties apply whether or not you derive any benefit from another's actions. In fact, the SEC have imposed substantial monetary penalties on "Tippers" even though they did not profit from the tippee's trading.

Permitted Trading Periods

In order to avoid the possibility or appearance of trading in the Company stock while in possession of inside information, it is the Company policy that **no director, officer, or**

employee of the Company may purchase, or sell or otherwise trade in the Company stock at any time other that during the 25 business day period beginning on the first business day following the release by the Company to the public of quarterly or annual financial results or other material information. For example, if the Company releases its annual financial results after the market close on Wednesday, June 3, you are permitted to trade on Friday, June 3, and thereafter for 24 business days.

Pre-Clearance of All Other Trades

If because of financial hardship or sudden emergency you wish to trade in Company stock other than during the "window" period, you must contact Peter Berry (or designated person in management) <u>in advance</u> and obtain pre-clearance of such trade. Please contact him <u>before</u> you contact your broker or take other steps to initiate the trade.

Additional Prohibited Transactions

Because we believe it is improper and inappropriate for any personal of the Company to engage in short-term or speculative transactions involving the Company's common stock, it is the policy of the Company that directors, officers and employees should not engage in any of the following activities with respect to securities of the Company:

1. "In and out" trading in securities of the Company. Any Company stock purchased in the open market must be held for a minimum of six months and ideally longer,. (Note that the SEC's short-swing profit rule already effectively prohibits officers and directors from selling any stock of the Company within six months of a purchase. The Company is simply expanding this rule to cover all employees.) This policy, however, does not apply to stock option exercises, except to the extent required by the terms of the option; although the sale of stock purchased upon exercise of an option will have a different tax consequences, depending upon the length of time the stock was held.
2. Short Sales (i.e., selling stock you do not own and borrowing the shares to make delivery).
3. Buying or selling puts or calls.

Assistance

Any person who has any questions about this Policy Statement or about specific transactions should contact Dee Kelly or Gary Cannon. Remember, however, that the ultimate responsibility for adhering t the Policy Statement and avoiding improper transactions rests with you. In this regard, it is imperative that you use your best judgment.

REGULATION FD POLICY

The Securities and Exchange Commission has adopted Regulation FD which became effective on October 23, 2000. Known as the "Fair Disclosure Rule," Regulation FD is designed to prohibit a publicly traded company from intentionally disclosing material inside information to analysts, investment advisors, broker-dealers and selected stockholders, unless the company simultaneously publicly discloses the same information. The rule also provides that if a publicly traded company unintentionally disclosed material inside information to such persons, the company must promptly publicly disclose the same information.

The purpose of this policy is to set forth guidelines to assist the company to comply with Regulation FD. This policy is in addition to, and does not replace, existing policies regarding the accuracy and material completeness of all public disclosure.

The following guidelines are hereby adopted:

- The Chief Executive Officer and/or the Chief Financial Officer shall be responsible for all press releases, disclosures, communications and correspondence to or with analysts, investment advisers, broker-dealers, the media and stockholders, and all inquires from such persons shall be directed to such officers. Such officers may designate a Director of Investor Relations or an outside professional firm to handle routine non-material communications with stockholders and others.
- Selective disclosure of material non-public information to analysts, investment advisers, broker-dealers and stockholders are prohibited. Examples of material information include: earnings information; mergers, acquisitions, tender offers, joint ventures or material changes in assets; material developments regarding material customers or suppliers (e.g., acquisition or loss of material contract); changes in control (whether proposed or actual); changes in auditors or auditor notification that the auditor's audit report may no longer be relied upon; events regarding the company's securities (e.g., stock buyback, split or dividend); and bankruptcies and receiverships.
- All press releases, speeches and investor materials should be reviewed prior to issuance to insure compliance with Regulation FD and the federal securities laws.

In implementing this policy, particular emphasis should be placed upon discussions regarding earnings guidance. In issuing Regulation FD, the SEC stated:

- "When an issuer official engages in a private discussion with an analyst who is seeking guidance about earnings estimates, he or she takes on a high degree of risk under Regulation FD. If the issuer official communicates selectively to the analyst nonpublic information that the company's anticipated earnings will be higher than, lower than, or even the same as what analysts have been forecasting, the issuer will likely have violated Regulation FD. This is true whether the information about earnings is communicated expressly or through indirect "guidance," the meaning of which is apparent though implied. Similarly, an issuer cannot render material information immaterial simply by breaking it into ostensibly non-material pieces."